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                                                                    EXHIBIT 99.1


                             MFC MERCHANT BANK S.A.









                                                                    June 7, 2000

Mr. Franz Eder
President
MSO Inc.
Rotherstrasse 7
Berlin 10245
GERMANY


Dear Mr. Eder,

Based on recent discussions, MFC understands MSO cash flow is severely constrained until a successful equity raise is completed. MFC further understands it is your intention to raise the required equity sometime this calendar year. MSO has requested MFC consider deferring its monthly fees for the balance of this year in light of these cash flow constraints.

MFC agrees to defer the monthly MSO fee obligations of 100,000DM and 5,000USD from May 1, 2000 through to and including December 1, 2000 or until an equity raise is completed, whichever comes first. In return for granting this deferral, the deferred fee will be increased by 10%. This 10% premium may be paid in MSO stock.

During this period MFC will continue to provide investment advisory services as per our current agreement. Please keep us advised as to the need for our services as we understand MSO is considering refocusing efforts on constructing the shuttle under the German model.

Please confirm your agreement to this proposal by affixing your signature in the appropriate space below.

Very truly yours,


------------------------------                     -----------------------------
Claudio Morandi                                          Peter S. Jessop
President                                                 Vice President


Accepted:
           -------------------------
                  Franz Eder
                  President
                  MSO Inc.







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